UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

INTERSECTIONS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

460981301

(CUSIP Number)

Hari Ravichandran

c/o iSubscribed Inc.

15 Network Drive

Burlington, Massachusetts 01803

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Mark Mihanovic 275 Middlefield Road, Suite 100 Menlo Park, CA 94025-4004 650 815 7438	Andrew Liazos 28 State Street Boston, MA 02109-1775 617 535 4038

January 7, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460981301

1	NAME OF REPORTING PERSON iSubscribed Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,598,416 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,598,416 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,598,416 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.23% (2)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)

Beneficial ownership of the above referenced shares is being reported hereunder because the Reporting Person may be deemed to beneficially own (a) 13,435,388 shares of Common Stock held directly by Merger Sub, which is a direct wholly-owned subsidiary of WC SACD One Parent, Inc., (b) 13,239,088 shares of Common Stock that are issuable upon conversion of the Parent Note (assuming the Merger is consummated on January 11, 2019) acquired by WC SACD One Parent, Inc. pursuant to the Note Purchase Agreement, and (c) 13,923,940 shares of Common Stock held by certain stockholders of Intersections Inc., over which WC SACD One Parent, Inc. has been granted irrevocable proxies pursuant to the Tender and Support Agreements. The number of shares over which the Reporting Person may be deemed to have beneficial ownership pursuant to the Tender and Support Agreements includes 9,403,366 shares of Common Stock that are currently outstanding, 1,765,213 shares of Common Stock that are issuable upon conversion of the Notes assuming the Merger is consummated on January 11, 2019, and (d) 2,755,361 shares of Common Stock underlying stock options and restricted stock units that are currently exercisable or will be exercisable or vest within 60 days of January 7, 2019, in each case that are held by those stockholders of Intersections Inc. who have granted WC SACD One Parent, Inc. an irrevocable proxy over their record and beneficially owned shares of Common Stock pursuant to the Tender and Support Agreements.

(2)

The percentage calculation is based on 42,187,908 outstanding shares of Common Stock, which is the sum of (a) 24,428,246 shares of Common Stock issued and outstanding as of January 7, 2019 (based on information provided by Intersections Inc.), (b) 13,239,088 shares of Common Stock that are issuable upon conversion of the Parent Note (assuming the Merger is consummated on January 11, 2019), (c) 1,765,213 shares of Common Stock that are issuable upon conversion of the Notes (assuming the Merger is consummated on January 11, 2019) held by certain stockholders of Intersections Inc., over which WC SACD One Parent, Inc. has been granted irrevocable proxies pursuant to the Tender and Support Agreements, and (d) 2,755,361 shares of Common Stock underlying stock options and restricted stock units that are currently exercisable or will be exercisable or vest within 60 days of January 7, 2019 that are held by certain stockholders of Intersections Inc., over which WC SACD One Parent, Inc. has been granted irrevocable proxies pursuant to the Tender and Support Agreements.

CUSIP No. 460981301

1	NAME OF REPORTING PERSON Hari Ravichandran
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,598,416 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,598,416 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,598,416 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.23% (2)
14	TYPE OF REPORTING PERSON (See instructions) IN

(1)

Beneficial ownership of the above referenced shares is being reported hereunder because the Reporting Person may be deemed to beneficially own (a) 13,435,388 shares of Common Stock held directly by Merger Sub, which is a direct wholly-owned subsidiary of WC SACD One Parent, Inc., (b) 13,239,088 shares of Common Stock that are issuable upon conversion of the Parent Note (assuming the Merger is consummated on January 11, 2019) acquired by WC SACD One Parent, Inc. pursuant to the Note Purchase Agreement, and (c) 13,923,940 shares of Common Stock held by certain stockholders of Intersections Inc., over which WC SACD One Parent, Inc. has been granted irrevocable proxies pursuant to the Tender and Support Agreements. The number of shares over which the Reporting Person may be deemed to have beneficial ownership pursuant to the Tender and Support Agreements includes 9,403,366 shares of Common Stock that are currently outstanding, 1,765,213 shares of Common Stock that are issuable upon conversion of the Notes assuming the Merger is consummated on January 11, 2019, and (d) 2,755,361 shares of Common Stock underlying stock options and restricted stock units that are currently exercisable or will be exercisable or vest within 60 days of January 7, 2019, in each case that are held by those stockholders of Intersections Inc. who have granted WC SACD One Parent, Inc. an irrevocable proxy over their record and beneficially owned shares of Common Stock pursuant to the Tender and Support Agreements.

(2)

The percentage calculation is based on 42,187,908 outstanding shares of Common Stock, which is the sum of (a) 24,428,246 shares of Common Stock issued and outstanding as of January 7, 2019 (based on information provided by Intersections Inc.), (b) 13,239,088 shares of Common Stock that are issuable upon conversion of the Parent Note (assuming the Merger is consummated on January 11, 2019), (c) 1,765,213 shares of Common Stock that are issuable upon conversion of the Notes (assuming the Merger is consummated on January 11, 2019) held by certain stockholders of Intersections Inc., over which WC SACD One Parent, Inc. has been granted irrevocable proxies pursuant to the Tender and Support Agreements, and (d) 2,755,361 shares of Common Stock underlying stock options and restricted stock units that are currently exercisable or will be exercisable or vest within 60 days of January 7, 2019 that are held by certain stockholders of Intersections Inc., over which WC SACD One Parent, Inc. has been granted irrevocable proxies pursuant to the Tender and Support Agreements.

CUSIP No. 460981301

Item 1. Security and Issuer.

This Amendment No. 1 on Schedule 13D/A (this “Amendment No. 1”) amends and supplements the Schedule 13D previously filed by the Reporting Persons on November 13, 2018 (the “Schedule 13D”), with respect to the common stock of Intersections Inc., a Delaware corporation (the “Company”), par value $0.01 per share (the “Common Stock”). Each Item below amends and supplements the information disclosed under the corresponding Item of Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D. Except as set forth in this Amendment No. 1, the information contained in Schedule 13D has not been updated or amended.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to add the following:

“On January 7, 2019, Merger Sub purchased the 13,435,388 shares of Common Stock validly tendered in and not validly withdrawn from the Offer (as defined in Item 4 below), by the Expiration Date (as defined in Item 4 below), for aggregate cash consideration of approximately $49,442,228.

The source of funds for the Offer was provided in part by a Bridge Note (as defined below) from WndrCo to WC SACD One Parent, Inc., and from equity contributions made by WndrCo, iSubscribed and the GC Funds to WC SACD on January 4, 2019, which equity contributions in turn were contributed by WC SACD to WC SACD One Parent, Inc., on January 4, 2019. WC SACD One Parent, Inc. in turn provided such funds to Merger Sub to enable Merger Sub to purchase the shares of Common Stock tendered in the Offer.

On January 4, 2019, WC SACD One Parent, Inc. issued a secured promissory note (the “Bridge Note”) to WndrCo in an aggregate principal amount of $21,000,000. The Bridge Note will mature on March 5, 2019, and may be voluntarily prepaid without premium or penalty at any time. Outstanding amounts under the Bridge Note will accrue interest at a rate equal to (i) the interest rate per annum that would be charged to WndrCo (or its parent company affiliate) for a borrowing that WndrCo (or its parent company affiliate) could make under WndrCo’s (or its parent company affiliate’s) primary secured credit facility (as in effect from time to time) plus (ii) 1.00%, and accrued interest shall be payable monthly. The Bridge Note is secured by a lien over all assets of WC SACD One Parent, Inc. No plans or arrangements to finance or repay the Bridge Note have been made. The foregoing summary of the Bridge Note does not purport to be complete and is qualified in its entirety by reference to the full text of the Bridge Note, a copy of which is incorporated herein by reference to Exhibit 99.14 hereto.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

“Expiration of the Offer and Acceptance of Shares

On November 29, 2018, Merger Sub commenced a tender offer to purchase all of the shares of Common Stock of the Company then issued and outstanding (the “Shares”) at a price of $3.68 per Share in cash, without interest and less any required withholding taxes (the “Offer”), upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger dated October 31, 2018, as amended by Amendment No. 1 thereto, dated as of November 28, 2018, between WC SACD One Parent, Inc., Merger Sub and the Company (the “Merger Agreement”). Merger Sub’s obligation to accept for payment the Shares tendered in the Offer was conditioned upon, among other things, prior to the Expiration Date of the Offer: (i) there being validly tendered and “received” (as defined by Section 251(h)(6) of the Delaware General Corporation Law (“DGCL”)) and not withdrawn a number of Shares that, considered together with the Shares (including the Rollover Shares), if any, then owned by WC SACD, WC SACD One Parent, Inc. and their subsidiaries, would represent at least one share of Common Stock more than 50% of the number of Shares (including the Rollover Shares) then issued and outstanding on a fully-diluted basis (disregarding Shares issuable upon conversion of the Notes issued pursuant to the Note Purchase Agreement); and (ii) there being validly tendered and “received” (as defined by Section 251(h)(6) of the DGCL) and not withdrawn a number of Shares that would represent at least one Share more than 50% of the then outstanding number of Shares not owned by the Rollover Holders, and the executive officers and directors of the Company that are not Rollover Holders (sub-clauses (i) and (ii) collectively, the “Minimum Condition”), with any Shares issuable upon conversion of the Notes being disregarded for purposes of calculating the Minimum Condition.

CUSIP No. 460981301

The Offer and withdrawal rights expired at 5:00 P.M. New York City time on Friday, January 4, 2019 (the “Expiration Date”). The Depositary for the Offer has indicated that a total of 13,435,388 Shares were validly tendered and not validly withdrawn from the Offer (not including 46,844 Shares tendered pursuant to the notice of guaranteed delivery procedures) (the “Tendered Shares”), of which approximately 10,627,218 Shares were tendered by stockholders who are not the Rollover Holders, directors or executive officers (the “Minority Tendered Shares”). For clarity, the Tendered Shares do not include the approximately 9,400,000 shares of Common Stock that the Rollover Holders are obligated to roll over in the Offer pursuant to the Contribution and Assignment Agreements.

Pursuant to the Tender and Support Agreements, the Rollover Holders collectively tendered 2,569,671 shares of Common Stock. Immediately prior to the effective time of the Merger, the Rollover Holders will contribute and assign the Rollover Shares to WC SACD, which will immediately thereafter, and prior to the effective time of the Merger, contribute and assign the Rollover Shares to WC SACD One Parent, Inc. Pursuant to the Merger Agreement, the Rollover Shares owned by WC SACD One Parent, Inc. at the effective time of the Merger will be cancelled for no consideration.”

Item 5. Interest in Securities of the Issuer.

(a) – (b) is hereby restated in its entirety as follows:

“Items 7 through 11 and 13 of the cover page of this Amendment No. 1 and the footnotes thereto are incorporated herein by reference. All shares reported as beneficially owned due to the Tender and Support Agreements and Note Purchase Agreement are reported to the knowledge of the Reporting Persons based on the representations of the Company and the Rollover Holders.

Due to the nature of the transactions contemplated by the Merger Agreement, the Tender and Support Agreements, the Note Purchase Agreement, and the Contribution and Assignment Agreement, the Reporting Persons, along with the Rollover Holders, may be deemed members of a 13(d) group.

For Section 16 purposes, the Reporting Persons disclaim beneficial ownership over the shares reported herein, except to the extent of their pecuniary interest therein. ”

(d) is hereby restated in its entirety as follows:

“The Rollover Holders retain their rights to receive dividends from, or the proceeds from the sale of, shares of Common Stock currently held by the Rollover Holders and not tendered in the Offer.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to add the following:

“Merger Agreement Amendment

On November 28, 2018, Parent entered into Amendment No. 1 to Agreement and Plan of Merger (the “Amendment”) with Merger Sub and the Company. The Amendment clarifies that any Shares (as defined therein) issuable upon conversion of the Notes, with aggregate principal amount of $34,000,000, that were issued pursuant to the Note Purchase Agreement will be disregarded for purposes of calculating the Minimum Condition (as v defined therein). Other than as expressly modified pursuant to the Amendment, the Merger Agreement remains in full force and effect as originally v executed on October 31, 2018.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is incorporated herein by reference to Exhibit 99.15 hereto.

CUSIP No. 460981301

Bridge Note

“On January 4, 2019, WC SACD One Parent, Inc. issued the Bridge Note to WndrCo in an aggregate principal amount of $21,000,000. The Bridge Note will mature on March 5, 2019, and may be voluntarily prepaid without premium or penalty at any time. Outstanding amounts under the Bridge Note will accrue interest at a rate equal to (i) the interest rate per annum that would be charged to WndrCo (or its parent company affiliate) for a borrowing that WndrCo (or its parent company affiliate) could make under WndrCo’s (or its parent company affiliate’s) primary secured credit facility (as in effect from time to time) plus (ii) 1.00%, and accrued interest shall be payable monthly. The Bridge Note is secured by a lien over all assets of the WC SACD One Parent, Inc. No plans or arrangements to finance or repay the Bridge Note have been made. The foregoing summary of the Bridge Note does not purport to be complete and is qualified in its entirety by reference to the full text of the Bridge Note, a copy of which is incorporated herein by reference to Exhibit 99.14 hereto.”

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

99.14	Secured Promissory Note, dated as of January 4, 2019, issued by WC SACD One Parent, Inc. to WndrCo Holdings, LLC. (incorporated herein by reference to Exhibit (b) to Amendment No. 3 to the Schedule 13E-3 filed by WC SACD One Merger Sub, Inc. with the Securities and Exchange Commission on January 7, 2019).

99.15	Amendment No. 1 to Agreement and Plan of Merger, dated as of November 28, 2018, by and among Intersections Inc., WC SACD One Parent, Inc., and WC SACD One Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 29, 2018).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 9, 2019

ISUBSCRIBED INC.

By:	/s/ Hari Ravichandran

Name: Title:	Hari Ravichandran Chief Executive Officer

By:	/s/ Hari Ravichandran

Name:	Hari Ravichandran